Articles of Amendment
To the Articles of Incorporation
of
VOYAGER OIL & GAS, INC.

Pursuant to the provisions of Section 35-1-230 of the Montana Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation (the “Articles of Incorporation”):

ARTICLE 1

The name of the corporation is Voyager Oil & Gas, Inc.

ARTICLE 2

The following amendments to the Articles of Incorporation were adopted in order to change the name of the corporation and to effectuate a recapitalization of the outstanding common stock of the corporation.

A. Section 1 of the Articles of Incorporation is hereby amended to read in its entirety as follows (“Proposal 1”):

“1.          Name. The name of the corporation is “Emerald Oil, Inc.” (the “Corporation”).”

B. Section 4 of the Articles of Incorporation is hereby amended by adding thereto the section below in its entirety immediately following Section 4(i) (“Proposal 2”):

“Upon the effectiveness of these Articles of Amendment to the Articles of Incorporation, each issued and outstanding share of Common Stock shall be and hereby is reclassified and converted into a number of shares of Common Stock equal to the quotient of 1 divided by 7. No fractional shares of Common Stock will be issued. Outstanding stock certificates registered in the name of each record holder thereof that represented issued shares of Common Stock, prior to the effectiveness of these Articles of Amendment, shall represent a number of whole shares of Common Stock equal to the product of (a) the quotient of 1 divided by 7, multiplied by (b) the number of shares of Common Stock such certificates represented immediately prior to the effectiveness of these Articles of Amendment, (y) rounded up to the nearest whole share to any shareholder who would otherwise be entitled to receive one-half or more of a fractional share and (z) rounded down to the nearest whole share to any shareholder who would otherwise be entitled to receive less than one-half of a fractional share. Upon the surrender of a certificate or certificates to the Corporation or its transfer agent for transfer or reissue, the Corporation or its transfer agent shall issue new stock certificates representing the number of shares of Common Stock to which such person is entitled.”

C. Section 4 of the Articles of Incorporation is hereby amended by replacing the first paragraph in its entirety as follows (“Proposal 3”):

“4.          Number of Shares. The total number of shares of all classes of stock that the Corporation shall have the authority to issue is Five Hundred Twenty Million (520,000,000) shares consisting of: Five Hundred Million (500,000,000) shares of common stock, $.001 par value per share (“Common Stock”); and Twenty Million (20,000,000) shares of preferred stock, $.001 par value per share (“Preferred Stock”).”

ARTICLE 3

The amendment to the Articles of Incorporation of the corporation was adopted by the shareholders of the corporation at a special meeting on October 22, 2012.

ARTICLE 4

The total number of shares of capital stock of the corporation outstanding at the time of such adoption was 163,728,636 shares of common stock, and the total number of shares entitled to vote thereon was 69,878,636. The number of votes indisputably represented at the special meeting was 59,324,352 or 84.77% of the shares entitled to vote at the special meeting.

ARTICLE 5

The total number of votes cast for each amendment was as follows:

Proposal 1: 53,348,515 or 89.97% of the shares voted;

Proposal 2: 47,575,327 or 80.23% of the shares voted; and

Proposal 3: 47,846,351 or 80.69% of the shares voted.

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IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment to the Articles of Incorporation as of October 22, 2012.

McAndrew Rudisill, President

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